SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



05059641



FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission File Number 001-16445

ROCKWELL COLLINS
Retirement Savings Plan for Hourly Employees

Rockwell Collins, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**52-2314475**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
400 Collins Road NE	**52498**
Cedar Rapids, Iowa	(Zip Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code: (319) 295-6835
(Office of the Corporate Secretary)

Rockwell Collins Retirement Savings Plan for Hourly Employees

*Financial Statements as of and for the
Years Ended December 31, 2004 and 2003 and
Report of Independent Registered Public
Accounting Firm*

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:	
Statements of Net Assets Available for Benefits December 31, 2004 and 2003	2
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2004 and 2003	3
Notes to Financial Statements	4

All schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte₀

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of
Rockwell Collins Retirement Savings Plan for Hourly Employees:

We have audited the accompanying statements of net assets available for benefits of Rockwell Collins Retirement Savings Plan for Hourly Employees (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 9, 2005

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN
FOR HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
NET ASSETS AVAILABLE FOR BENEFITS:		
Investments - at fair value:		
Rockwell Collins Defined Contribution Master Trust	$ -	$9,404,772
Loan Fund	-	240,513
NET ASSETS AVAILABLE FOR BENEFITS	$ -	$9,645,285

See notes to financial statements.

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS:		
Investment income:		
Plan interest in net investment income of		
Rockwell Collins Defined Contribution Master Trust	$ 1,663,989	$ 1,924,508
Interest	13,038	10,499
Total investment income	1,677,027	1,935,007
Contributions:		
Participants	1,474,912	965,736
Employer	753,046	585,655
Rollovers	74,246	91,516
Total contributions	2,302,204	1,642,907
Transfers in from plan conversion (Note 1)	1,591,286	-
Total additions	5,570,517	3,577,914
DEDUCTIONS:		
Payments to participants or beneficiaries	(234,887)	(320,630)
Deemed distributions of loan defaults	(11,584)	(16,148)
Administrative expenses	(30,122)	(34,487)
Total deductions	(276,593)	(371,265)
NET TRANSFERS BETWEEN AFFILIATED PLANS	(438,863)	(104,636)
TRANSFERS OUT FROM PLAN MERGER (NOTE 1)	(14,500,346)	-
NET (DECREASE) INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(9,645,285)	3,102,013
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	9,645,285	6,543,272
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ -	$ 9,645,285

See notes to financial statements.

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN
FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

1. **DESCRIPTION OF PLAN**

   This brief description of the Rockwell Collins Retirement Savings Plan for Hourly Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

   Rockwell Collins, Inc. (the "Company" or the "Plan Administrator") maintained three defined contribution savings plans for the benefit of its employees. The investment assets of these plans were held and administered by the Rockwell Collins Defined Contribution Master Trust (the "Master Trust"). These plans included the Rockwell Collins Retirement Savings Plan for Hourly Employees, the Rockwell Collins Retirement Savings Plan for Salaried Employees and the Rockwell Collins Retirement Savings Plan for Bargaining Unit Employees. Each of the participating plans had an interest in the net assets of the Master Trust and changes therein.

   As of December 31, 2004, the Plan was merged into the Rockwell Collins Retirement Savings Plan for Salaried Employees. In addition, the Rockwell Collins Retirement Savings Plan for Salaried Employees was renamed the Rockwell Collins Savings Plan. The plans were combined to reduce administrative expenses. The Rockwell Collins Retirement Savings Plan for Bargaining Unit employees continues to be maintained as a separate plan.

   On November 15, 2004 the Plan added a payment option related to the investments in Company stock to reflect an Employee Stock Ownership Plan feature ("ESOP") as defined by the Internal Revenue Code ("IRC"). This change allows the participants whose accounts hold shares in the Rockwell Collins Stock Fund to either receive the dividends paid on these shares in cash as taxable compensation or to have the dividends reinvested in the Plan with taxes deferred. Participants were offered the opportunity to elect their choice of treatment regarding dividends paid on Company stock held in the Plan, with dividend reinvestment as the default. Participants may change this election at any time.

   During December 2003, the Company acquired NLX, LLC ("NLX"). The employees of NLX, who participated in the NLX 401(k) Plan, became eligible to participate in the Plan on January 1, 2004. In connection with the acquisition of NLX, the Plan received transfers from the NLX 401(k) Plan of $1,591,286 on April 5, 2004.

   To reduce administrative expenses related to the plans, the Plan Administrator consolidated the roles of trustee and record keeper effective with the close of business on August 31, 2003. Wells Fargo of California, N.A. who had been the trustee from the inception of the Plan, transferred its duties and responsibilities as trustee to Fidelity Management Trust Company (the "Trustee"). The Trustee maintains supporting records for the purpose of allocating the net assets and the gain or loss of the investment accounts to each of the participant plans with respect to the Master Trust.

   General – The Plan is a defined contribution plan sponsored by the Company. All U.S. based hourly and certain union employees are eligible to participate in the Plan. The Rockwell Collins Employee Benefit Committee controls and manages the operation and administration of the Plan. The assets are managed by the Trustee. The Employee Benefit Plan Committee of the Company

selects the investment options available to participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Investment options used by participants include eighteen mutual funds and the following stock fund specific to the Plan:

- *Rockwell Collins, Inc. Common Stock Fund* – Invests principally in the common stock of Rockwell Collins, Inc. and may hold cash. Participants may elect to transfer all or a portion of their balances in Company contributions in the Rockwell Collins, Inc. Common Stock Fund to any of the eighteen mutual fund alternatives at any time.

Certain participants have or had balances in the following stock funds that no longer allow additional contributions or transfers from other funds:

- *Conexant Companies, Inc. Common Stock Fund* – Invests principally in the common stock of Conexant Systems, Inc. and its subsequent spin-offs and may hold cash.

- *Rockwell Automation, Inc. Common Stock Fund* – Invests principally in the common stock of Rockwell Automation, Inc. and may hold cash.

Contributions – The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 50% of base compensation (16% prior to October 1, 2003). Participant contributions can be made either before or after United States federal taxation of a participant's base compensation. However, pre-tax contributions by highly compensated participants are limited to 20% of the participant's base compensation (12% prior to March 1, 2004, subject to limitations). Participants age 50 and over are allowed to contribute an additional amount as pre-tax catch-up contributions to the Plan, as specified in the IRC. No Company contributions are made with respect to the catch-up contributions.

The Company contributes an amount equal to 75% of the first 8% of base compensation contributed by participants. The Company contributes an amount equal to 50% of the first 6% of base compensation to participants in the Rockwell Collins Simulation and Training Solutions unit (formerly known as NLX). Company contributions are made to the Rockwell Collins, Inc. Common Stock Fund. Participants may elect to transfer all or a portion of their balances in Company contributions in the Rockwell Collins, Inc. Common Stock Fund to any of the available investment alternatives at any time.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Elections – Participants may elect to have their contributions made to any of the funds that are available to participant contributions in 1% increments. Participants may change such investment elections on a daily basis. If a participant does not have an investment election on file, contributions will be made to the Fidelity Managed Income Portfolio II Fund.

Unit Values – Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in Rockwell Collins, Inc. common stock held in the Rockwell Collins, Inc. Common Stock Fund. Participants' accounts are charged or credited, as the case may be, with the number of units properly attributable to each participant.

Vesting – Each participant is fully vested at all times in the portion of a participant's account that relates to the participant's contributions and earnings thereon. Vesting in the Company contribution portion of participant accounts plus actual earnings thereon is based on years of vested service. A participant is 100% vested after three years of vested service. Until a participant reaches three years of vesting service, the participant is not vested in amounts related to Company contributions.

Participant Loans – Loans may be obtained from the balance of a participant's account in amounts not less than $1,000 and not greater than the lesser of $50,000 reduced by the participant's highest outstanding loan balance during the 12 month period before the date of the loan or 50% of the participant's vested account balance less any outstanding loans. Participants may have up to two outstanding loans at a time. Loans are collateralized by the remaining balance in the participant's account. Interest is charged at a rate equal to the prime rate plus 1% at time of loan origination. Loan repayments of principal and interest are collected through payroll deductions over terms of 12, 24, 36, 48, and 60 months or up to 120 months for the purchase of a primary residence, or repaid in full at any time. Payments of principal and interest are credited to the participant's account.

Payment of Benefits – Active participants may withdraw certain amounts up to their entire vested interest when the participant attains the age of 59-1/2 or is able to demonstrate financial hardship. Participant vested amounts are payable upon retirement, death or other termination of employment.

Upon retirement, participants may elect to receive the vested portion of their account balance (employee and Company contributions) in the form of a lump sum or in annual installment payments for up to 10 years, subject to the distribution rules of the IRC.

Upon termination of employment other than retirement, participants must receive the vested portion of their account balance (employee and Company contributions) in the form of a lump sum, subject to the distribution rules of the IRC.

Forfeited Accounts – The non-vested portion of a participant's account is forfeited when certain terminations described in the Plan occur. Forfeitures remain in the Plan and are used to reduce the Company's contributions to the Plan. The Plan contains specific break in service provisions that enable a participant's account to be restored upon re-employment and fulfillment of certain requirements. At December 31, 2004 and 2003, forfeited nonvested accounts totaled $0 and $9,977, respectively. During the years ended December 31, 2004 and 2003, Company contributions were reduced by $10 and $599, respectively, from forfeited nonvested accounts.

Plan Termination – Although the Company has not expressed any current intent to terminate the Plan, the Company has the authority to terminate or modify the Plan or suspend contributions to the Plan in accordance with ERISA. In the event that the Plan is terminated or contributions by the Company are discontinued, each participant's Company contribution account will be fully vested. Benefits under the Plan will be provided solely from the Plan assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – Estimates and assumptions made by the Plan's management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to the Plan net assets available for benefits during the reporting period. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation – The Plan's investments are stated at fair value, which are primarily based on quoted market prices. The loan fund is stated at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded as earned. Dividends are accrued on the ex-dividend date.

Administrative Expenses – Administrative expenses of the Plan are paid by the Plan as provided in the Plan document. Expenses are allocated to the participants as a percentage of their account balance.

Payment of Benefits – There were no account balances of persons who have elected to withdraw from the Plan but have not been paid at December 31, 2004 and 2003.

Benefit payments are recorded when paid.

Net Transfers Between Affiliated Plans – Along with the Plan, the Company also sponsors a 401(k) plan for bargaining unit and salary employees. If employees change their bargaining unit, hourly, or salary status during the year, their account balances are transferred into the corresponding plan. For the years ended December 31, 2004 and 2003, transfers out of the Plan, excluding the merger as discussed in Note 1, were $536,979 and $115,271 and transfers received by the Plan were $98,116 and $10,635, respectively.

3. DEFINED CONTRIBUTION MASTER TRUST

As of December 31, 2003, the Plan's investment assets, with the exception of the Participant Loan Fund, were held in the Master Trust account at the Trustee. This Plan participated in the Master Trust along with the Rockwell Collins Retirement Savings Plan for Bargaining Unit Employees and the Rockwell Collins Savings Plan (collectively, the "participating plans"). Each of the participating plans had an interest in the net assets of the Master Trust and changes therein. The Trustee maintained supporting records for the purpose of allocating the net assets and net gain or loss of the investment accounts to each of the participating plans.

The Master Trust investments were valued at fair value at the end of each day.

The net earnings or loss of the accounts for each day were allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

The net assets of the Master Trust at December 31, 2003 consisted of the following:

	2003
Cash	$ 88,217
Mutual funds	378,470,734
Equity investments	65,275,985
Rockwell Collins, Inc. common stock	156,426,047
Net assets	$600,260,983
Plan's investment in Master Trust	$ 9,404,772
Plan's investment in Master Trust as a percentage of total	1.6 %

The net investment income of the Master Trust for the years ended December 31, 2004 and 2003 consisted of the following:

	2004	2003
Net appreciation in fair value of investments:		
Mutual funds	$ 23,296,905	$ 48,853,120
Equity investments	67,269,177	68,901,801
Net appreciation	90,566,082	117,754,921
Interest and dividends	12,493,975	8,173,089
Net investment income	$ 103,060,057	$ 125,928,010
Plan's net investment income	$ 1,663,989	$ 1,924,508

The Master Trust's investments which exceeded 5% of Master Trust net assets as of December 31, 2003 were as follows:

Description of Investment	2003
Rockwell Collins, Inc. Common Stock fund*	$ 156,426,047
Fidelity Dividend Growth Fund*	97,883,935
Fidelity Managed Income Portfolio II Fund*	80,179,761
Rockwell Automation, Inc. Common Stock fund	52,679,995
Fidelity Mid-Cap Stock Fund*	47,395,381
Fidelity U.S. Equity Index Commingled Pool*	33,093,016

*Represents a party-in-interest to the Master Trust.

4. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated September 25, 2002, that the Plan and the related trust are designed in accordance with applicable sections of the IRC. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently being operated in compliance with the applicable provisions of the IRC. As a result, no provision for income taxes has been included in the Plan's financial statements.

5. PARTY-IN-INTEREST TRANSACTIONS

As described in Note 1, the Plan invests in common stock of the Company.

Certain Plan investments are managed by the Trustee and these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services are included as a reduction of the return earned on each investment fund.

* * * * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

Dennis J. Popovec
Plan Administrator

Date: 6/27/05

David H. Brehm
Vice President, Finance & Controller

Date: 6/24/05

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-63100, 333-63120, and 333-72814 on Form S-8 and Nos. 333-63142 and 333-72914 on Form S-3 of Rockwell Collins, Inc. of our report dated June 9, 2005, relating to the financial statements of Rockwell Collins Retirement Savings Plan for Hourly Employees, appearing in this Annual Report on Form 11-K of Rockwell Collins Retirement Savings Plan for Hourly Employees for the year ended December 31, 2004.

Deloitte & Touche LLP

Chicago, Illinois
June 28, 2005